UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

PSM Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

69364D 10 6

(CUSIP Number)

Kevin Gadawski

40750 Symphony Park Lane, Suite 102

Murrieta, CA 92562

(405) 753-1904

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Kevin Gadawski i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 7,543,509 shares
	8	shared voting power 0 SHARES
	9	sole dispositive power 7,543,509 shares
	10	shared dispositive power 0 SHARES
11	aggregate amount beneficially owned by each reporting person 7,543,509 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 14.61%
14	type of reporting person* IN

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D is filed by Kevin Gadawski, an individual, relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of PSM Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1109 N. Bryant Ave., Suite 110, Edmond, Oklahoma 73034.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D Statement is hereby filed by Mr. Gadawski (the “Reporting Person”).

The Reporting Person is also a Director, Chief Executive Officer (Principal Executive Officer), President, and Chief Financial Officer (Principal Financial Officer) of the Issuer and is a citizen of the United States.

The principal business address of the Reporting Person is 40750 Symphony Park Lane, Suite 102, Murrieta, CA 92562.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 4, 2013, the Issuer entered into a Stock Purchase Agreement (the “2013 SPA”) with an investor for the purchase of 3,200 shares of its Series A 6% Convertible Preferred Stock (the “Series A Preferred Shares”) at $1,000 per share for an aggregate of $3,200,000. Littlebanc Advisors, LLC, an associate of Wilmington Capital Securities, LLC, (the “Placement Agent”) acted as exclusive placement agent for the offering. In accordance with the placement agent agreement for the offering, warrants to purchase 1,140,000 shares of the Issuer’s Common Stock (the “2013 Warrants”) were issued to the Placement Agent and its associates as placement fees for the offering. The 2013 Warrants are exercisable at $0.44 and expire on February 5, 2018. In connection with the 2013 SPA, Mr. Gadawski, as an associate of the Placement Agent, received 317,870 2013 Warrants.

On November 4, 2013, the Issuer issued 26,494 shares of stock to Mr. Gadawski under the 2012 Stock Incentive Plan (the “2012 Plan”) in lieu of salary and cash compensation that were due to him for services provided to the Issuer in October 2013.

Effective February 12, 2014, the Issuer entered into a short-term Loan Agreement dated February 10, 2014 (the “Gadawski Loan Agreement”) with Mr. Gadawski. Under the terms of the Gadawski Loan Agreement, Mr. Gadawski agreed to loan $10,000 for operating expenses of the Issuer and its operating subsidiary, as well as to fund growth of the Issuer. The funds were received by the Issuer on February 13, 2014. Mr. Gadawski received one common stock purchase warrant for each $2.50 loaned to the Issuer. Each five-year warrant is exercisable at $0.40 per share, subject to adjustment in the event of the issuance of additional common shares or Common Stock equivalents at less than the exercise price. The warrants also provide for cashless exercise. The warrants are not transferable or assignable without the prior consent of the Issuer.

On April 1, 2014, the Issuer entered into a Stock Purchase Agreement (the “2014 SPA”) with an investor for the purchase of 1,800 shares of its Series C 6% Convertible Preferred Stock (the “Series C Preferred Shares”) at $1,000 per share for an aggregate of $1,800,000. The Placement Agent acted as exclusive placement agent for the offering. In accordance with the placement agent agreement for the offering, warrants to purchase 3,200,000 shares of the Issuer’s Common Stock (the “2014 Warrants”) were issued to the Placement Agent and its associates as placement fees for the offering. The 2014 Warrants are exercisable at $0.088 and expire on April 1, 2019. In connection with the 2013 SPA, Mr. Gadawski, as an associate of the Placement Agent, received 640,810 2014 Warrants.

On April 16, 2014, the Issuer granted 1,250,000 incentive options to Mr. Gadawski for services performed as a director and officer of the Issuer. The options were granted under the 2012 Plan and are exercisable at $0.10. The options vest equally over three years and expire April 16, 2018.

On February 12, 2015, the Issuer granted 1,100,000 incentive options to Mr. Gadawski for services performed as a director and officer of the Issuer. The options were granted under the 2012 Plan and are exercisable at $0.035. The options vest equally over three years and expire February 11, 2019.

On November 26, 2014 and effective November 24, 2014, the Issuer entered into a Stock Purchase Agreement (the “2014 Series E SPA”) with an investor for the purchase of 822.5 shares of its Series E 6% Convertible Preferred Stock (the “Series E Preferred Shares”) at $1,000 per share for an aggregate of $822,500. The Placement Agent acted as exclusive placement agent for the offering. In accordance with the placement agent agreement for the offering, warrants to purchase 13,160,000 shares of the Issuer’s Common Stock (the “2014 Series E Warrants”) were issued to the Placement Agent and its associates as placement fees for the offering. The 2014 Series E Warrants are exercisable at $0.011 and expire on November 26, 2019. In connection with the 2014 Series E SPA, Mr. Gadawski, as an associate of the Placement Agent, received 1,400,000 2014 Series E Warrants.

Effective April 1, 2015, the Issuer entered into an Executive Employment Agreement with Mr. Gadawski to serve as its Chief Financial Officer, Chief Operating Officer, and Chief Executive Officer. In addition, Mr. Gadawski also assumed the roles of President, Chief Executive Officer, and Director of the Company’s wholly owned subsidiary Prime Source Mortgage, Inc, a Delaware corporation (“PSMI”). As a signing bonus for entering into the agreement, the Issuer agreed to grant to Mr. Gadawski options to purchase up to 10,000,000 shares of Common Stock. The options were granted under the 2015 Stock Incentive Plan (the “2015 Plan”). The options vest equally over three years and expire March 31, 2019.

On February 17, 2016 and on April 6, 2016, the Issuer entered into Stock Purchase Agreements (the “2016 Series E SPAs”) with two separate investors for the purchase of an aggregate of 862.5 Series E Preferred Shares at $1,000 per share for an aggregate of $862,500. The Placement Agent acted as exclusive placement agent for the offering. In accordance with the placement agent agreement for the offering, warrants to purchase 6,900,000 shares of the Issuer’s Common Stock (the “2016 Series E Warrants”) were issued to the Placement Agent and its associates as placement fees for the offering. The 2016 Series E Warrants are exercisable at $0.011 and expire on April 6, 2021. In connection with the 2016 Series E SPA, Mr. Gadawski, as an associate of the Placement Agent, received 621,000 2016 Series E Warrants.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person has acquired beneficial ownership of the securities for investment purposes and will evaluate his investment in the securities on a continual basis. The Reporting Person has no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the common shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Person, however, reserves the right, at a later date, to effect one or more of such changes or transactions in the number of common shares they may be deemed to beneficially own.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on February 19, 2016, the Issuer had 44,104,648 shares of Common Stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Commission on February 22, 2016. Mr. Gadawski beneficially owns 7,543,509 shares of Common Stock (consisting of 26,494 shares owned by him; 2,983,680 shares issuable upon exercise of outstanding warrants held by him; and 4,533,334 shares issuable upon exercise of vested options held by him), which constitutes approximately 14.61% of the outstanding shares. Mr. Gadawski has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Effective February 12, 2014, the Issuer entered into the Gadawski Loan Agreement. Under the terms of the Gadawski Loan Agreement, Mr. Gadawski agreed to loan $10,000 for operating expenses of the Issuer and its operating subsidiary, as well as to fund growth of the Issuer. The funds were received by the Issuer on February 13, 2014.

On March 26, 2015, the Issuer entered into an Executive Employment Agreement with Mr. Gadawski to serve as its Chief Financial Officer, Chief Operating Officer, and Chief Executive Officer. In addition, Mr. Gadawski also assumed the roles of President, Chief Executive Officer, and Director of PSMI. The agreement was effective April 1, 2015 and the term of the agreement is three years, ending on March 31, 2018. Under the agreement, Mr. Gadawski’s annual base salary is $250,000. If the agreement is extended, the base salary will be reviewed no less frequently than annually, but at no time during the term of this agreement will Mr. Gadawski’s base salary be decreased. If the Issuer is reasonably unable to pay the base salary for any pay period, the Issuer and Mr. Gadawski may agree that the base salary be paid with shares of Common Stock under our 2015 Plan at a 25% discount to the fair market price of the stock at the end of the pay period. Mr. Gadawski will be eligible to participate in any incentive bonus pool maintained for persons including executive officers of the Issuer. Mr. Gadawski will be eligible to receive an annual bonus as per the incentive bonus pool of up to 100% of the then applicable base salary, less applicable withholding taxes. In addition, the Issuer will provide Mr. Gadawski a car allowance in the amount of $750 per month as well as reimburse him for the cost of annual automobile insurance.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed Herewith
Exhibit Description	Form	File No.	Exhibit No.	Filing Date
2012 Stock Incentive Plan grant form	10-K	333-151807	10.2	10/15/12
Form of Warrant Dated February 5, 2013	8-K	333-151807	99.2	2/7/13
Form of Common Stock Purchase Warrant dated April 1, 2014, with list of Warrant Holders	8-K	000-54988	10.2	4/3/14
Form of Amendment No. 1 dated April 1, 2014, to Common Stock Purchase Warrant dated February 5, 2013, with list of Warrant Holders	8-K	000-54988	10.4	4/3/14
Loan Agreement dated February 10, 2014	8-K	000-54988	99.1	2/19/14
Form of 10% Convertible Promissory Note dated February 10, 2014	8-K	000-54988	99.2	2/19/14
Form of Warrants dated February 10, 2014	8-K	000-54988	99.3	2/19/14
Form of Placement Agent Warrant for Series E	8-K	000-54988	99.1	12/18/14
Executive Employment Agreement with Kevin Gadawski, dated March 26, 2015	10-Q	000-54988	10.1	5/20/15
Form of Placement Agent Warrant for 2016 Series E	10-Q	000-54988	10.2	2/22/16

SIGNATURE PAGE FOLLOWS

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2016	/s/ Kevin Gadawski
Kevin Gadawski